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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                          ELEPHANT & CASTLE GROUP INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   266199-10-4
                    ----------------------------------------
                                 (CUSIP Number)



   Michael M. Pastore, GE Asset Management Incorporated, 3003 Summer Street,
                      Stamford, CT 06905, (203) 326-2312
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notes and
                                Communications)



                                October 26, 1999
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /_/

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMR CONTROL NUMBER.


                              Page 1 of 23 Pages

                                 SCHEDULE 13D

CUSIP No. 266199-10-4                                   Page   2   of  __  Pages
---------------------------                         ----------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS: GE Investment Private Placement
       Partners II, a Limited Partnership

       I.R.S. Identification Nos. of above persons (entities only)    06-1429671

--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) /_/
                                                                         (b) /X/

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------
5
   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e) /_/

                        Not applicable

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      STATE OF DELAWARE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                                 None
    NUMBER OF       ------------------------------------------------------------
     SHARES          8    SHARED VOTING POWER
  BENEFICIALLY            2,832,266
    OWNED BY        ------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER
    REPORTING                    None
     PERSON         ------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER
                          2,832,266
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,832,266

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                   /_/
           Not applicable
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           59.29%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN

--------------------------------------------------------------------------------


                              Page 2 of 23 Pages

CUSIP No. 266199-10-4                                   Page  3  of  __  Pages
----------------------------------                   ---------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS: GE Asset Management Incorporated (formerly known as GE Investment Management Incorporated), as General Partner of GE Investment Private Placement Partners II, a Limited Partnership SS. OR
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    06-1238874

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                   (a) /_/
                                                                   (b) /X/

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                    /_/
            Not applicable

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      STATE OF DELAWARE
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              None
    NUMBER OF           --------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  2,832,266
      EACH              --------------------------------------------------------
    REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON                   NONE
      WITH              --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                         2,832,266
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,832,266
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

        Not applicable
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        59.29%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------


                              Page 3 of 23 Pages

CUSIP No. 266199-10-4                                     Page  4  of  __  Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS General Electric Company SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) 14-0689340
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                       (a) /_/
                                                                       (b) /x/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR  2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               STATE OF NEW YORK

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                           Disclaimed (See 11 below)
  NUMBER OF       --------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY                 None
   OWNED BY       --------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
  REPORTING                    Disclaimed (See 11 below)
    PERSON        --------------------------------------------------------------
     WITH         10     SHARED DISPOSITIVE POWER
                            None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Beneficial ownership of all shares disclaimed by General
         Electric Company

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           /_/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Not applicable

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------


                              Page 4 of 23 Pages

ITEM 1.     SECURITY AND ISSUER.

            This Amendment No. 6 amends and restates in its entirety the Statement on Schedule 13D filed by GE Investment Private Placement Partners II, a Limited Partnership, a Delaware limited partnership (the "Partnership"), GE Asset Management Incorporated (formerly known as GE Investment Management Incorporated), a Delaware corporation and a wholly-owned subsidiary of General Electric Company ("GEAM") and General Electric Company, a New York corporation ("GE") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 30, 1995, as amended pursuant to Amendment No. 1 thereto filed on March 14, 1997, Amendment No. 2 thereto filed on November 6, 1997, Amendment No. 3 thereto filed on June 24, 1998, Amendment No. 4 thereto filed on December 22, 1998, and Amendment No. 5 thereto filed on February 23, 1999 (as amended, the "Schedule 13D"), relating to common stock, no par value per share (the "Common Stock") of Elephant & Castle Group Inc. (the "Issuer"), having its principal offices at Suite 1200, 1190 Hornby Street, Vancouver, BC V6Z 2K5 Canada. Capitalized terms used herein shall have the meanings given to them in the Schedule 13D and the Agreement (as defined below) or in the Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999.

            The Reporting Persons have entered into a Joint Filing Agreement, dated April 9, 2001 attached hereto as Schedule I.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is filed on behalf of GE Investment Private Placement Partners II, a Delaware limited partnership, GE Asset Management Incorporated (formerly known as GE Investment Management Incorporated) a Delaware corporation, and General Electric Company, a New York corporation.

            The address of the principal offices of the Partnership and GEAM is 3003 Summer Street, Stamford, Connecticut 06904. The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield CT 06431.

            For information with respect to the identity and principal occupation of each (i) executive officer and director of the General Partner of the Partnership see Schedule II attached hereto; (ii) executive officer and director of GEAM see Schedule II attached hereto; (iii) executive officer and director of GE see Schedule III attached hereto.

            Except as set forth below, during the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II, III, IV, V or VI has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II and III are United States citizens, except that Paolo Fresco,

                              Page 5 of 23 Pages
director of GE, is a citizen of Italy, Claudio X. Gonzalez, director of GE, is a citizen of Mexico and Andrea Jung, director of GE, is a citizen of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

            On November 30, 1995, the Partnership entered into a Note, Stock Purchase and Warrant Agreement, which was amended on May 31, 1996, March 14, 1997, October 17, 1997, December 8, 1998 and January 1, 1999, respectively, (as amended, the "Agreement") which provides for the purchase by the Partnership of
(i) 111,111 shares of Common Stock (the "Purchased Shares"), (ii) convertible subordinated debentures convertible into shares of Common Stock (the "Notes") in the aggregate principal amount of $9,000,000, distributed on four closing dates, as described below, (iii) warrants (the "Warrants") exercisable for 300,000 shares of Common Stock at $11.764 per share of Common Stock, and (iv) certain shares of Common Stock (the "Additional Shares") issued by the Issuer in order to induce the Partnership to purchase the Notes. The funds used by the Partnership to pay for the shares of Common Stock, Notes and Warrants were obtained from Capital Contributions made by its partners pursuant to a pre-existing capital commitment. The Agreement was attached as Exhibit I to the
Schedule 13D filed by the Reporting Persons on November 30, 1995, and is incorporated herein by reference.

            The Notes were distributed to the Partnership in the following manner: (i) on November 30, 1995 (the "First Closing Date"), the Partnership received Notes in the principal amount of $3,000,000; (ii) on March 14, 1997 (the "Second Closing Date"), the Partnership received Notes in the principal amount of $2,000,000; (iii) on October 17, 1997 (the "Third Closing Date"), the Partnership received Notes in the Principal amount of $2,000,000; and (iv) on June 23, 1998 (the "Fourth Closing Date"), the Partnership received Notes in the principal amount of $2,000,000.

            The Partnership is entitled to receive the Additional Shares in the following amounts: (i) 70,555 shares of Common Stock on May 30, 1996, (ii) 55,555 shares of Common Stock on the Second Closing Date, (iii) 6,500 shares of Common Stock on March 31, 1997, (iv) 15,000 shares of Common Stock on May 30, 1997, (v) 6,500 shares of Common Stock on June 30, 1997, (vi) 15,000 shares of Common Stock on May 30, 1998 and (vii) 15,000 shares of Common Stock on May 30, 1999.

            On December 8, 1998, the Partnership and the Issuer agreed to enter into the Amendment No. 4 to the Agreement (the "Amendment No. 4"). Prior to entering into the Amendment No. 4, the Partnership was entitled to receive 6,500 shares of Common Stock as Additional Consideration Shares for each three month period ending September 30, December 31, March 31 and June 30 beginning September 30, 1997, during which there shall have occurred and been continuing for any portion of such period a Default (as defined in the Agreement). Pursuant to the Amendment No. 4, the Partnership became entitled to receive the Additional Consideration Shares for each three month period ending September 30, December 31, March 31 and June 30 beginning September 30, 1997 and ending March 31, 1998. Also pursuant to the Amendment No. 4, up to $2,000,000 principal amount of Notes issued on the Fourth Closing Date and up to $1,000,000 principal amount of Notes issued on the Third Closing Date, became subject to repurchase by the Issuer, at the option of the holders of such Notes, at any time and

                              Page 6 of 23 Pages
from time to time after the six month anniversary of the date of the Exchange (as defined below) upon any Public Offering by the Issuer. A copy of the Amendment No. 4 was attached as Exhibit I to the Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on December 22, 1998.

            On December 8, 1998, the Partnership also entered into a Note Agreement with the Issuer (the "Note Agreement"), pursuant to which the Partnership acquired the exchangeable debentures of the Issuer due March 31, 2000 (the "1998 Notes") in the aggregate principal amount of $2,000,000. The Partnership had the right to exchange the 1998 Notes (the "Exchange") at any time prior to the Maturity Date, at the option of the Partnership, into convertible subordinated notes of the Issuer (the "Convertible Subordinated Notes") on mutually acceptable terms and conditions. The funds used by the Partnership to pay for the 1998 Notes were obtained from Capital Contributions made by its partners pursuant to a pre-existing capital commitment. A copy of the Note Agreement was attached as Exhibit II to the Amendment No. 4 to the
Schedule 13D filed by the Reporting Persons on December 22, 1998.

            On February 1, 1999, the Partnership and the Issuer have entered into a Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999 (the "1999 Agreement"), pursuant to which the Partnership exchanged the 1998 Notes in the aggregate principal amount of $2,000,000 for the convertible subordinated debentures of the Issuer due December 31, 2003, in the aggregate principal amount of $2,000,000 (the "1999 Notes"). The Partnership had the right to convert the 1999 Notes, at the option of the Partnership, at any time after the six month anniversary of the date of the 1999 Agreement and prior to the Maturity Date, inclusive, into shares of Common Stock of the Issuer at a per share price equal to $2.00. The Partnership also received pursuant to the 1999 Agreement, warrants (the "1999 Warrants") exercisable, at the option of the Partnership, for 1,000,000 shares of Common Stock of the Issuer at a per share price equal to $3.00. The term of the 1999 Warrants which were to expire on January 29, 2000 in accordance with their original terms was extended in January, 2000 until January, 2002. A copy of the 1999 Agreement was attached as
Exhibit I to the Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on February 23, 1999.

            In July, 1999, the Partnership and GEAM have entered into a Voting Trust Agreement with Mr. Jeffrey M. Barnett ("Barnett") and certain entities controlled by Barnett (the "Settlement Agreement"), pursuant to which the Partnership and GEAM are entitled to vote 570,375 shares of Common Stock owned by Barnett on any election for directors in favor of nominees selected by the Board of Directors, subject to an obligation to vote for Barnett's election or under certain circumstances, in the event of his death, his executor. A copy of the Settlement Agreement is attached hereto as Exhibit I.

            The terms of the 1999 Notes were renegotiated in October 1999 and the Partnership converted a portion of the 1999 Notes in the aggregate principal amount of $1,000,000 into the Common Stock of the Issuer at a per share price equal to $1.00. The Partnership retained the remaining portion of the 1999 Notes in the aggregate principal amount of $1,000,000.

            In December, 1999, the Partnership, the Issuer and certain subsidiaries of the Issuer entered into a Security Agreement dated as of October 6, 1999 (the "Security

                              Page 7 of 23 Pages

Agreement"), pursuant to which the Issuer granted to the Partnership a security interest in substantially all of the assets of the Issuer and its subsidiaries. A copy of the Security Agreement is attached hereto as Exhibit II.

            On March 23, 2000, the Issuer consolidated its authorized and issued capital stock on a one for two basis. In addition, certain financings entered into by the Issuer had a significant dilutive effect on the conversion prices of the Notes, 1999 Notes, Warrants and 1999 Warrants. Currently, the conversion prices of the notes and warrants owned by the Partnership are as follows: (i) a portion of the Notes in the aggregate principal amount of $6,000,000 is convertible into the shares of Common Stock at a per share price equal to $7.68;
(ii) a portion of the Notes in the aggregate principal amount of $3,000,000 is convertible into the shares of Common Stock at a per share price equal to $10;
(iii) the 1999 Notes in the aggregate principal amount of $1,000,000 are convertible into the shares of Common Stock at a per share price equal to $4;
(iv) the Warrants may be exercised for 351,156 shares of Common Stock, at a per share price equal to $7.68; and (v) the 1999 Warrants may be exercised for 500,000 shares of Common Stock at a per share price equal to $4.

ITEM 4.     PURPOSE OF TRANSACTION.

            (a) The Reporting Persons have acquired their share of Common Stock, notes and warrants of the Issuer as an investment, in the regular course of business. The Reporting Persons intend to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as they consider advisable.

            On the First Closing Date, the Issuer delivered to the Partnership convertible subordinated Notes in the aggregate principal amount of $3,000,000.

            On the Second Closing Date, the Partnership purchased additional convertible subordinated Notes in the aggregate principal amount of $2,000,000.

            On the Third Closing Date, the Partnership purchased additional convertible subordinated Notes in the aggregate principal amount of $2,000,000.

            On the Fourth Closing Date, the Partnership purchased additional convertible subordinated Notes in the aggregate principal amount of $2,000,000.

            On December 8, 1998, the Partnership purchased from the Issuer 1998 Notes in the aggregate principal amount of $2,000,000, exchangeable at any time prior to the Maturity Date, at the option of the Partnership, into convertible subordinated notes of the Issuer (the "Convertible Subordinated Notes") on such terms and other conditions as may be mutually acceptable to the Partnership and the Issuer.

            On February 1, 1999, the Partnership received from the Issuer, in exchange for the 1998 Notes, 1999 Notes in the aggregate principal amount of $2,000,000, convertible at the option of the Partnership, at any time after the six month anniversary of the date of the 1999 Agreement and prior to the Maturity Date, inclusive, into shares of Common Stock of the Issuer

                              Page 8 of 23 Pages
at a per share price equal to $2.00. The Partnership has also received from the Issuer 1999 Warrants exercisable at the option of the Partnership for 1,000,000 shares of Common Stock of the Issuer at a per share price equal to $3.00.

            In July, 1999, the Partnership and GEAM entered into the Settlement Agreement with Barnett, pursuant to which the Partnership and GEAM are entitled to vote the shares of Common Stock owned by Barnett on any election for directors in favor of nominees selected by the Board of Directors, subject to an obligation to vote for Barnett's election or under certain circumstances, in the event of his death, his executor. The Reporting Persons disclaim the beneficial ownership of all the shares subject to the Settlement Agreement.

            In October, 1999, the Partnership converted a portion of the 1999 Notes in the aggregate principal amount of $1,000,000 into the Common Stock of the Issuer at a per share price equal to $1.00.

            So long as the Partnership shall be the beneficial owner of any Note, Warrant or Common Stock the Issuer (a) will nominate and recommend as candidates for election to the Board of Directors of the Issuer up to three (3) persons who are reasonably acceptable to the then current Board of Directors of the Issuer and who are designated by the General Partner of the Partnership and
(b) will not increase the size of the Board of Directors of the Issuer without the consent of the General Partner of the Partnership. If at any time any such designated Person(s) is not a member of the Board of Directors of the Issuer,
(i) the Issuer will notify such designated Person(s), concurrently with notice given to members of the Board of Directors of the Issuer, of all meetings of the Board of Directors, and, as soon as available, will provide to such designated Person(s) all reports, financial statements or other information distributed to the Board of Directors of the Issuer, (ii) the Issuer will permit such designated Person(s) to attend all such meetings of the Board of Directors as an observer and to participate as an elected member with all rights of an elected member, voting excepted and (iii) the Issuer will permit the General Partner of the Partnership, or any Person(s) designated by such General Partner in writing to be a Person(s) acting on its behalf, at the Issuer's expense, to visit and inspect any of the properties of the Issuer and it's Subsidiaries and to discuss the affairs, finances and accounts of the Issuer and its Subsidiaries with the principal officers and the auditors of the Issuer, all at such reasonable times during business hours as often as such General Partner may reasonably request. If at any time the Partnership is no longer the beneficial owner of any Note, Warrant, Purchased Shares, Additional Consideration Shares or Common Stock issued upon the conversion or exercise, as applicable, thereof, the Issuer will, upon the expiration of the term of the Directors designated by the Partnership, so nominate and recommend three (3) Persons who are reasonably acceptable to the then current Board of Directors who are designated by the holders representing 50% or more of the Notes and the Warrants held by the holders.

            The Partnership also has additional rights pursuant to a side letter agreement, executed by the Issuer on March 12, 1997. The side letter agreement was attached as Exhibit II to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference. Under the terms of this letter agreement, the Issuer acknowledged that the Partnership has certain concerns with the management of the Issuer and allows the Partnership to make certain management changes in the Issuer if the Issuer is in any default defined in Section 6 of the Agreement on or after September 30, 1997.

                              Page 9 of 23 Pages

            Subject to the foregoing, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

            (b) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (c) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (d) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (e) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board, as otherwise disclosed herein;

            (f) Any material change in the present capitalization or dividend policy of the Issuer;

            (g) Any other material change in the Issuer's business or corporate structure, except as set forth in the side letter agreement dated as of March 12, 1997;

            (h) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (i) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (j) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (k)   Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Partnership and GEAM beneficially own 2,832,266 shares of Common Stock, representing 59.29% of the shares of such class that would be outstanding upon (i) the exercise of all the outstanding Warrants and 1999 Warrants exercisable, in aggregate, for 851,156 shares of Common Stock and (ii) the conversion of all the outstanding Notes and 1999 Notes, which are convertible into 1,331,250 shares of Common Stock (calculated using the current conversion ratios). Pursuant to the Settlement Agreement, the Partnership and GEAM have the right to vote 570,375 shares of Common Stock owned by Barnett on any election for directors in favor of nominees selected by the Board of Directors, subject to an obligation to vote for Barnett's election or under certain circumstances, in the event of his death, his executor. The Reporting Persons disclaim the beneficial ownership of all the shares subject to the Settlement Agreement.

                              Page 10 of 23 Pages

            (b) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

            (c) No Reporting Person nor to the best knowledge of each Reporting Person, any person identified in Schedules II or III, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

            (d) No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

            In July, 1999, the Partnership and GEAM have entered into the Settlement Agreement, pursuant to which the Partnership and GEAM are entitled to vote 570,375 shares of Common Stock owned by Barnett on any election for directors in favor of nominees selected by the Board of Directors, subject to an obligation to vote for Barnett's election or under certain circumstances, in the event of his death, his executor.

            Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Partnership, GEAM, or GE or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of parcels.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I Voting Trust Agreement made effective as of July 16, 1999, among Jeffrey M. Barnett, Jephco Holdings, Barnesco Holdings Ltd., GE Investment Private Placement Partners II, a Limited Partnership and GE Asset Management Incorporated.

Exhibit II Security Agreement dated as of October 6, 1999, among the Partnership, the Issuer and certain subsidiaries of the Issuer signatories thereto.

            The Note, Stock Purchase & Warrant Agreement, dated November 30, 1995, and Amendments thereof, dated May 31, 1996, and March 14, 1997, respectively, between the Issuer and the Partnership was attached as Exhibit I to the Amendment No. 1 dated March 14, 1997, to Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference.

                              Page 11 of 23 Pages

            Amendment No. 3 dated October 17, 1997, to the Note, Stock Purchase & Warrant Agreement, dated November 30, 1995 (as amended) was attached as
Exhibit I to the Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on November 6, 1997 and is incorporated herein by reference.

            Amendment No. 4 dated December 8, 1998, to the Note, Stock Purchase & Warrant Agreement, dated November 30, 1995 (as amended) was attached as
Exhibit I to the Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on December 22, 1997 and is incorporated herein by reference.

            Note Agreement dated December 8, 1998, between the Issuer and the Partnership was attached as Exhibit II to the Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on December 22, 1997 and is incorporated herein by reference.

            Side Letter Agreement, dated as of March 12, 1997, between the Partnership and the Issuer was attached as Exhibit II to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference.

            Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999, between the Issuer and the Partnership was attached as Exhibit I to the Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on February 23, 1999, and is incorporated herein by reference.

SCHEDULE I, II AND III.

            Schedules I, II and III to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.


                              Page 12 of 23 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    GE INVESTMENT PRIVATE PLACEMENT
                                    PARTNERS II, A LIMITED PARTNERSHIP
                                    By:  GE Asset Management Incorporated,
                                    Its General Partner

                                    By:   /s/ Michael M. Pastore
                                       -----------------------------------------
                                         Name:  Michael M. Pastore
                                         Title:  Vice President



Dated:  April 19, 2001

                              Page 13 of 23 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    GENERAL ELECTRIC COMPANY


                                    By:   /s/ John H. Myers
                                          --------------------------------------
                                          Name:  John H. Myers
                                          Title:  Vice President



Dated:  April 19, 2001

                              Page 14 of 23 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    GE ASSET MANAGEMENT INCORPORATED


                                    By:   /s/ Michael M. Pastore
                                         ---------------------------------------
                                         Name:  Michael M. Pastore
                                         Title:  Vice President



Dated:  April 19, 2001

                              Page 15 of 23 Pages

                                                                      SCHEDULE I

                            JOINT FILING AGREEMENT

            The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to Common Stock of Elephant & Castle Group Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated:  April 19, 2001

                                    GE INVESTMENT PRIVATE PLACEMENT
                                    PARTNERS II, A LIMITED PARTNERSHIP
                                    By:  GE Asset Management Incorporated,
                                    Its General Partner


                                    By:   /s/ Michael M. Pastore
                                         ---------------------------------------
                                         Name:  Michael M. Pastore
                                         Title:  Vice President


                                    GENERAL ELECTRIC COMPANY


                                    By:   /s/ John H. Myers
                                         ---------------------------------------
                                         Name:  John H. Myers
                                         Title:  Vice President


                                    GE ASSET MANAGEMENT
                                    INCORPORATED


                                    By:   /s/ Michael M. Pastore
                                         ---------------------------------------
                                         Name:  Michael M. Pastore
                                         Title:  Vice President



                              Page 16 of 23 Pages

                                                                     SCHEDULE II

               GE ASSET MANAGEMENT INCORPORATED, General Partner of GE Investment Private Placement Partners II, a Limited Partnership

            The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

            The names and principal occupations of the Officers of GE Asset Management Incorporated ("GEAM") are as follows:

Officers                  Position(s)
John H. Myers             Chairman of the Board and President
Eugene K. Bolton          Executive Vice President - Domestic Equity Investments
Michael J. Cosgrove       Executive Vice President - Sales and Marketing
Ralph R. Layman           Executive Vice President - International Equity
                          Investments
Alan M. Lewis             Executive Vice President - General Counsel and
                          Secretary
Robert A. MacDougall      Executive Vice President - Fixed Income
Geoffrey R. Norman        Executive Vice President - Marketing
Donald W. Torey           Executive Vice President - Real Estate and
                          Private Equities
John J. Walker            Executive Vice President - Chief Financial
                          Officer
Anthony J. Sirabella      Senior Vice President - Chief Information Officer
Christopher D. Brown      Senior Vice President - Equity Portfolios
David B. Carlson          Senior Vice President - Equity Portfolios
Jane E. Hackney           Senior Vice President - Equity Investments
Peter J. Hathaway         Senior Vice President - Equity Portfolios
Damian J. Maroun          Senior Vice President - Equity Trading
Paul C. Reinhardt         Senior Vice President - Equity Portfolios
Richard L. Sanderson      Senior Vice President - Equity Research
Christopher W. Smith      Senior Vice President - Equity Investments
Ralph E. Whitman          Senior Vice President - Equity Portfolios
Nancy A. Ward             Vice President - Client Portfolio Manager -
                          Domestic Equities
Gerald L. Igou            Vice President - Equity Investments
Mark A. Mitchell          Vice President - Equity Investments

                              Page 17 of 23 Pages

John H. Schaetzl          Vice President - Equity Investments
Brian Hopkinson           Senior Vice President - International Equity
                          Portfolios
Daizo Motoyoshi           Senior Vice President - International Equity
                          Portfolios
Michael J. Solecki        Senior Vice President - International Equity
                          Portfolios
Judith A. Studer          Senior Vice President - International Equity
                          Portfolios
Peter Gillespie           Vice President - International Equity Portfolios
T. Brent Jones            Vice President - International Equity Portfolios
Paul Nestro               Vice President - International Equity Portfolios
Makoto F. Sumino          Vice President - International Equity Portfolios
Robert W. Aufiero         Vice President - Fixed Income
Kathleen S. Brooks        Vice President - Fixed Income
Paul M. Colonna           Vice President - Fixed Income
William M. Healey         Vice President - Fixed Income
Craig M. Varrelman        Vice President - Client Portfolio Manager -
                          Fixed Income
Michael J. Caufield       Senior Vice President - Municipal Bonds
Robert R. Kaelin          Senior Vice President - Municipal Bonds
Susan M. Courtney         Vice President - Municipal Bonds
Stella V. Lou             Vice President - Municipal Bonds
Michael A. Sullivan       Vice President - Municipal Bonds
James M. Mara             Senior Vice President - International Private
                          Equities
Wolfe H. Bragin           Vice President - Private Equities
Andreas T. Hildebrand     Vice President - Private Equities
Patrick J. McNeela        Vice President - Private Equities
David W. Wiederecht       Vice President - Private Equities
Philip A. Riordan         Senior Vice President - Real Estate
B. Bradford Barrett       Vice President - Real Estate
Robert P. Gigliotti       Vice President - Real Estate
Preston R. Sargent        Vice President - Real Estate
Timothy M. Morris         Vice President - Risk Management
Sandra J. O'Keefe         Vice President - Financial Planning & Analysis
William F. Ruoff, III     Vice President - Quality
Michael J. Tansley        Vice President & Controller

                              Page 18 of 23 Pages

Matthew J. Simpson        Senior Vice President, Gen. Counsel - Investment
                          Services & Asst. Secretary
Paul J. Crispino          Vice President - Tax Counsel
Judith M. Bandler         Vice President - Benefits Counsel
Marc R. Bryant            Vice President - Assoc. Gen. Counsel & Asst.
                          Secretary
Jeanne M. La Porta        Vice President - Assoc. Gen. Counsel & Asst.
                          Secretary
Michael M. Pastore        Vice President - Assoc. Gen. Counsel & Asst.
                          Secretary
Scott A. Silberstein      Vice President - Assoc. Gen. Counsel & Asst.
                          Secretary
Michael J. Strone         Vice President - Assoc. Gen. Counsel & Asst.
                          Secretary
Anthony H. Zacharski      Vice President - Assoc. Gen. Counsel & Asst.
                          Secretary

            The names and principal occupations of the Directors of GEAM are as follows:

Eugene K. Bolton                       Executive Vice President of GEAM and
                                       Trustee of GEPT
Michael J. Cosgrove                    Executive Vice President of GEAM and
                                       Trustee of GEPT
John H. Myers                          Vice President of General Electric
                                       Company, Chairman of the Board and
                                       President GEAM and Trustee of GEPT
Ralph R. Layman                        Executive Vice President of GEAM and
                                       Trustee of GEPT
Alan M. Lewis                          Executive Vice President, General
                                       Counsel and Secretary of GEAM and
                                       Trustee of GEPT
Robert A. MacDougall                   Executive Vice President of GEAM and
                                       Trustee of GEPT
Geoffrey R. Norman                     Executive Vice President of GEAM and
                                       Trustee of GEPT

Donald W. Torey                        Executive Vice President of GEAM and
                                       Trustee of GEPT


John J. Walker                         Executive Vice President - Chief
                                       Financial Officer of GEAM and Trustee of
                                       GEPT


                              Page 19 of 23 Pages

                                                                    SCHEDULE III

                  General Electric Company Executive Officers

            The names and principal occupations of the Officers of General Electric Company are as follows:

NAME                  PRESENT                  PRESENT
----                  BUSINESS ADDRESS         PRINCIPAL OCCUPATION
                      ----------------         --------------------
J.F. Welch, Jr.       General Electric Company Chairman of the Board and
                      3135 Easton Turnpike     Chief Executive Officer
                      Fairfield, CT 06431
J.R. Immelt           General Electric Company President
                      3135 Easton Turnpike     General Electric Company
                      Fairfield, CT 06431
P.D. Ameen            General Electric Company Vice President and
                      3135 Easton Turnpike     Comptroller
                      Fairfield, CT 06431
F.S. Blake            General Electric Company Senior Vice President - Corporate
                      3135 Easton Turnpike
                      Fairfield, CT 06431      Business Development
J.R. Bunt             General Electric Company Vice President and Treasurer
                      3135 Easton Turnpike
                      Fairfield, CT 06431
D.C. Calhoun          General Electric Company Senior Vice President -
                      1 Neumann Way            GE Aircraft Engines
                      Cincinnati, OH  05215
W.J. Conaty           General Electric Company Senior Vice President -
                      3135 Easton Turnpike     Human Resources
                      Fairfield, CT 06431
D.D. Dammerman        General Electric Company Vice Chairman of the Board
                      3135 Easton Turnpike     and
                      Fairfield, CT 06431      Executive Officer, General
                                               Electric Company; Chairman,
                                               General Electric Capital
                                               Services, Inc.
Scott C. Donnelly     General Electric Company Senior Vice President -
                      P. O. Box 8              Corporate Research
                      Schenectady, NY 12301    and Development
Matthew J. Espe       General Electric Company Senior Vice President -
                      Nela Park                GE Lighting
                      Cleveland, OH 44112
B.W. Heineman, Jr.    General Electric Company Senior Vice President -
                      3135 Easton Turnpike     General Counsel and Secretary
                      Fairfield, CT 06431
J.M. Hogan            General Electric Company Senior Vice President -
                      P.O. Box 414             GE Medical Systems
                      Milwaukee, WI 53201


                              Page 20 of 23 Pages

L. R. Johnston        General Electric Company Senior Vice President -
                      Appliance Park           GE Appliances
                      Louisville, KY 40225
J. Krenicki, Jr.      General Electric Company Vice President -
                      2901 East Lake Road      GE Transportation Systems
                      Erie, PA  16531
R.W. Nelson           General Electric Company Vice President -
                      3135 Easton Turnpike     Corporate Financial Planning
                      Fairfield, CT 06431      and Analysis
G.M. Reiner           General Electric Company Senior Vice President -
                      3135 Easton Turnpike     Chief Information Officer
                      Fairfield, CT 06431
J. G. Rice            General Electric Company Senior Vice President -
                      1 River Road             GE Power Systems
                      Schenectady, NY 12345
G.L. Rogers           General Electric Company Senior Vice President -
                      1 Plastics Avenue        GE Plastics
                      Pittsfield, MA 01201
K.S. Sherin           General Electric Company Senior Vice President -
                      3135 Easton Turnpike     Finance
                      Fairfield, CT 06431      and Chief Financial Officer
L.G. Trotter          General Electric Company Senior Vice President -
                      41 Woodford Avenue       GE Industrial Systems
                      Plainville, CT 06062
R. C. Wright          National Broadcasting    Vice Chairman of the Board
                      Company, Inc.            and
                      30 Rockefeller Plaza     Executive Officer, General
                      New York, NY  10112      Electric Company;
                                               President and Chief Executive
                                               Officer, National
                                               Broadcasting
                                               Company, Inc.

            The names and principal occupations of Directors of General Electric Company are as follows:

                  PRESENT                       PRESENT
NAME              BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----              ----------------              --------------------

J.I.Cash, Jr.     Harvard Business School       Professor of Business
                  Morgan Hall                   Administration-Graduate
                  Soldiers Field Road           School of Business
                  Boston, MA 02163              Administration, Harvard
                                                University

S.S. Cathcart     222 Wisconsin Avenue          Retired Chairman,
                  Suite 103                     Illinois Tool Works
                  Lake Forest, IL 60045

                              Page 21 of 23 Pages

D.D. Dammerman    General Electric Company      Vice Chairman of the Board and
                  3135 Easton Turnpike          Executive Officer, General
                  Fairfield, CT 06431           Electric Company; Chairman,
                                                General Electric Capital
                                                Services, Inc.

P. Fresco         Fiat SpA                      Chairman of the Board,
                  via Nizza 250                 Fiat SpA
                  10126 Torino, Italy

A. M. Fudge       Kraft Foods, Inc.             Executive Vice President,
                  555 South Broadway            Kraft Foods, Inc.
                  Tarrytown, NY  10591

C.X. Gonzalez     Kimberly-Clark de Mexico,     Chairman of the Board
                  S.A. de C.V.                  and Chief Executive Officer,
                  Jose Luis Lagrange 103,       Kimberly-Clark de Mexico,
                  Tercero Piso                  S.A. de C.V.
                  Colonia Los Morales
                  Mexico, D.F. 11510, Mexico

J.R. Immelt       General Electric Company      President
                  3135 Easton Turnpike          General Electric Company
                  Fairfield, CT 06431

A. Jung           Avon Products, Inc.           President and Chief
                  1345 Avenue of the Americas   Executive Officer,
                  New York, NY  10105           Avon Products, Inc.

R. B. Lazarus     Ogilvy & Mather Worldwide     Chairman and Chief
                  309 West 49th Street          Executive Officer
                  New York, NY 10019-7316

K.G. Langone      Invemed Associates, Inc.      Chairman, President and Chief
                  375 Park Avenue               Executive Officer,
                  New York, NY  10152           Invemed Associates, Inc.

Scott G. McNealy  Sun Microsystems, Inc.        Chairman, President and Chief
                  901 San Antonio Road          Executive Officer,
                  Palo Alto, CA 94303-4900      Sun Microsystems, Inc.

G.G. Michelson    Federated Department Stores   Former Member of the
                  151 West 34th Street          Board of Directors,
                  New York, NY 10001            Federated Department
                                                Stores

                              Page 22 of 23 Pages

S. Nunn           King & Spalding               Partner, King & Spalding
                  191 Peachtree Street, N.E.
                  Atlanta, Georgia 30303

R.S. Penske       Penske Corporation            Chairman of the Board
                  13400 Outer Drive, West       and President, Penske
                  Detroit, MI 48239-4001        Corporation

F.H.T. Rhodes     Cornell University            President Emeritus,
                  3104 Snee Building            Cornell University
                  Ithaca, NY 14853

A.C. Sigler       Champion International        Retired Chairman of the
                  Corporation                   Board and CEO
                  1 Champion Plaza              and former Director,
                  Stamford, CT 06921            Champion International
                                                Corporation

D.A. Warner III   J. P. Morgan & Co., Inc.      Chairman of the Board,
                  & Morgan Guaranty Trust Co.   President, and Chief
                  60 Wall Street                Executive Officer,
                  New York, NY 10260            J.P. Morgan & Co.
                                                Incorporated and Morgan
                                                Guaranty Trust Company

J.F. Welch, Jr.   General Electric Company      Chairman of the Board
                  3135 Easton Turnpike          and Chief Executive
                  Fairfield, CT 06431           Officer, General Electric
                                                Company

R. C. Wright      National Broadcasting Company, Inc. Vice Chairman of
                                                the Board and
                  30 Rockefeller Plaza          Executive Officer, General
                  New York, NY  10112           Electric Company; President
                                                and Chief Executive Officer,
                                                National Broadcasting Company,
                                                Inc.

                                  CITIZENSHIP
                                  -----------

                        P. Fresco               Italy
                        C. X. Gonzalez          Mexico
                        Andrea Jung             Canada
                        All Others              U.S.A.


                               Page 23 of 23 Pages